UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Garey, Daniel T.
   17325 Euclid Avenue
   Cleveland, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   Parker-Hannifin Corporation
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   9/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President - Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock               |(1)   |B(1)|V|137.6892          |A  |(1)        |2151.6088(2)       |I     |(1)                        |
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Common stock               |8/22/9|A(3)|V|1,515             |A  |(3)        |2,940              |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
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Common stock               |      |    | |                  |   |           |150                |I     |Wife                       |
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Common stock               |      |    | |                  |   |           |90.313             |I     |(4)                        |
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Common stock               |      |    | |                  |   |           |1.851              |I     |(5)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$37.00  |8/15/|A   |V|5,700      |A  |8/15/|8/14/|Common stock|5,700  |(6)    |5,700(7)    |D  |            |
                      |        |96   |    | |           |   |97   |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period January 1, 1996, through June 30, 1996, Mr. Garey acquired shares in the Parker-Hannifin
Corporation Retirement Savings Plan, a Rule 16b-3 plan, as follows: (a) 0.1306 shares through the reinvestment of dividends at an average cost of $37.5957 per share; and (b) 137.5586 shares through matching contributions by the
Corporation at an average of $25.8003 per share.
(2) As of June 30, 1996, the latest date for which information is available.
(3) Award of restricted stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Section
13b-3(d).
(4) Dividend Reinvestment
Plan.
(5) Wife - Dividend Reinvestment
Plan.
(6) Granted under the Parker-Hannifin Corporation 1993 Stock Incentive Program in a transaction exempt under
Section
16b-3(d).
(7) Mr. Garey also owns 12,150 additional options granted pursuant to the Corporation's Employee Stock Option Plans at various exercise prices and expiration dates, as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
October 10, 1996